THE UNITS OF MEMBERSHIP INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS ("**STATE ACTS**") AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT. SUCH UNITS OF MEMBERSHIP INTERESTS WERE ISSUED IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION CONTAINED IN SECTION 4(A)(2) OF THE SECURITIES ACT AND APPLICABLE EXEMPTIONS FROM REGISTRATION OR QUALIFICATION UNDER THE STATE ACTS. THE UNITS OF MEMBERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE SECURITIES ACT AND THE STATE ACTS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OR REGISTRATION OR QUALIFICATION UNDER THE STATE ACTS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED. ALL UNITS OF MEMBERSHIP INTERESTS OF THE COMPANY ARE GOVERNED BY THE TERMS OF THIS OPERATING AGREEMENT, INCLUDING THE ADDITIONAL TRANSFER RESTRICTIONS CONTAINED HEREIN AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH THE TERMS OF THIS AGREEMENT. BASED UPON THE FOREGOING, EACH HOLDER OF A MEMBERSHIP INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT THEREIN FOR AN INDEFINITE PERIOD OF TIME.

OPERATING AGREEMENT

OF

RP ECKINGTON LLC

July 14, 2023

EIN: 93-2376376

This **OPERATING AGREEMENT** (the "**Agreement**") of RP Eckington LLC, a Washington, DC limited liability company, d/b/a "Right Proper Brewing: Eckington Pilot Brewery & Kitchen" (the "**Company**"), is entered into and made effective as of July 14, 2023 and is dated for reference purposes as of July 14, 2023, by and among the Company, Leah D. Cheston, having an address at 1621 Crittenden Street NE, Washington, DC 20017 (hereinafter referred to as the "**Class A Member**"), persons who have or will acquire Class B units of interest in the Company ("**Class B Membership Units**") (such persons collectively hereinafter referred to as "**Class B Members**" and, collectively, the Class A Members and Class B Members shall be hereinafter referred to as the "**Members**"), any other person executing an agreement to become a Member of the Company from time to time and pursuant to that agreement agreeing to be bound by the terms and conditions of this Agreement, and any other person admitted in accordance with this Agreement as a Member of the Company from time to time.

The parties by this Agreement set forth the Operating Agreement for the Company under the laws of the District of Columbia upon the terms and subject to the conditions set forth herein.

<u>**W I T N E S S E T H :**</u>

WHEREAS, the Company was formed on April 28, 2023 with a goal to raise $500,000 from the Class B Members, with each Class B Membership Unit representing a 1.25% membership interest in the Company;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Members agree as follows:

1. Formation

The parties hereby confirm that the Class A Member formed a limited liability company (the "**Company**") on April 28, 2023 pursuant to the provisions of the District of Columbia Limited Liability Company Act (the "**Act**"), for the purposes and the period and upon the terms and conditions herein set forth. The parties have caused to be filed the Articles of Organization of the Company, and shall execute, acknowledge, swear to and file any other documents required under applicable law.

2. Name

The name of the Company shall be RP Eckington LLC, and all business of the Company shall be conducted under said name, or such other name as the Manager (as defined below) from time to time may determine.

3. Purposes

The purposes of the Company are to develop and operate a brewpub located at 1611-1625 Eckington Place, NE in the District of Columbia and to engage in such other activities related to the foregoing purpose as may be necessary, advisable, or appropriate in the reasonable opinion of the Manager (as defined below). The Company intends to lease space at fair market value in a building owned by 1611-1625 Eckington Place, LLC, a District of Columbia limited liability company, owned by JBG Smith Companies. The business of the Company shall be to operate as a restaurant and brewery providing food and beer for both onsite and offsite consumption and to engage in such other activities related to the foregoing business as may be necessary, advisable, or appropriate in the reasonable opinion of the Manager. The Company shall have no rights, title or interest in the "Right Proper" brand or any intellectual property associated with any other businesses operating under the licensed tradename Right Proper. The Company shall, when determined, incur indebtedness, secured and unsecured; enter into and perform contracts and agreements of any kind necessary to, in connection with or incidental to the business of the Company; and carry on any other activities necessary to, in connection with or incidental to the foregoing, as the Manager in their discretion may deem desirable.

The Members have formed the Company under the Act and expressly do not intend hereby to form a general partnership, a limited liability partnership or a corporation. The Members do not intend to be partners to one another or partners as to any third party. To the extent any Member, by word or action, represents to another individual or entity that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

4. Place of Business

The principal place of business of the Company (and the specified office at which the records required to be maintained by the Company under the District of Columbia Company Act are to be kept) shall be at 1621 Crittenden Street NE, Washington, DC 20017, or at such other or additional places of business within or outside of the District of Columbia as the Manager from time to time may designate. The Manager shall notify the other Members of any change of the principal place of business and specified office.

The Company hereby designates Leah D. Cheston, whose post office address is 1621 Crittenden Street NE, Washington, DC 20017, as the registered agent of the Company for service of process.

The Company shall at all times maintain a registered agent and registered office as required by applicable laws, including the Act. The Company may change the registered agent and/or the address of its registered agent and/or registered office at such times and from time to time as the Manager may deem advisable.

5. Term; Formalities; Confidential Information

The term of the Company shall continue until the Company is terminated in accordance with this Agreement.

A failure to observe any formalities or requirements of this Agreement, the governing or formative documents of the Company, or the Act will not be grounds for imposing personal liability on the Manager or any Member for liabilities of the Company.

The Members recognize and acknowledge that as Members they will have access to, be provided with and, in some cases, will prepare and create Confidential Information (as defined below). A Member shall not, either while a Member or subsequently, use or disclose any Confidential Information, either personally or for the use of others, other than in connection with the Member's or a permitted successor's or permitted assign's activities on behalf of the Company. No Member shall disclose any Confidential Information to any individual or entity not a Member, not employed by the Company, or not authorized by the Manager to receive such Confidential Information without the prior written consent of the Manager. Additionally, notwithstanding anything herein to the contrary, the Company may keep as confidential from Members for such period of time as the Company deems reasonable any information which the Company reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Company in good faith believes is not in the best interest of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential. Each Member shall use reasonable and prudent care to safeguard, protect, and prevent the unauthorized use and disclosure of Confidential Information. The obligations contained in this Article 5 will survive for as long as the Company, in its sole judgment, considers subject information to be Confidential Information. "**Confidential Information**" means financial information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, which a Member obtains knowledge of through or as a result of the Member's or permitted transferee's activities on behalf of the Company.

6. Capital Contributions; Certificates

Class A Member Leah D. Cheston shall personally guaranty a lease made to the Company expected to be in the approximate amount of $2,118,234.36 and a business bank loan in the amount of $250,000. Additionally, Class A Member Leah D. Cheston shall contribute $25,000 for her Class A units of units of interest in the Company ("**Class A Membership Units**" and, together with Class B Membership Units, "**Membership Units**").

The Members shall not be required to make any additional capital contributions.

In expectation that this Offering will be fully subscribed, the Class A Membership Units shall represent seventy percent (75%) of the membership interests in the Company and the Class B Membership Units shall represent the remaining thirty percent (25%) of the membership interests; provided, however, if the Offering is not fully subscribed, such percentages will be adjusted such that each issued and outstanding Class B Membership Unit shall represent a 1.25% membership interest upon conclusion of the Offering. Sub-allocation of the membership interests shall be in proportion to each Member's Membership Units as a fraction of the total pool of such class of Membership Units. Membership Units retain their Class A or Class B classification regardless of transfer or assignment. A "Class A Member" is a record holder of Class A Membership Units, and a "Class B Member" is a record holder of Class B Membership Units.

The names, addresses, capital contributions, Membership Units and membership interest in the Company of all Members are recorded on Schedule A hereto, as amended from time to time.

Except as specifically provided in this Agreement or required by law, no Member shall have the right to withdraw or reduce his, her, or its contributions to the capital of the Company until the termination of the Company. No Member shall have the right to demand and receive any distribution from the Company in any form other than cash, regardless of the nature of such Member's capital contribution. No Member shall be paid interest on capital contributions to the Company.

The liability of any Member for the losses, debts, liabilities and obligations of the Company shall be limited to paying: the capital contribution of such Member when due under this Agreement; such Member's share of any undistributed assets of the Company; and (only if and to the extent at any time required by applicable law) any amounts previously distributed to such Member by the Company.

The Company will not issue certificates in the name of any Member.

7. Loans and Advances by Members

If any Member shall loan or advance any funds to the Company in excess of the capital contribution of such Member prescribed herein, such loan or advance shall not be deemed a capital contribution to the Company and shall not in any respect increase such Member's interest in the Company.

8. Allocations and Distributions

As used in this Agreement, the terms "**net profits**" and "**net losses**" shall mean the profits or losses of the Company from the conduct of the Company's business, after all expenses incurred in connection therewith have been paid or provided for (including any allowance for depreciation or amortization). The net profits or net losses of the Company shall be determined by the Company's accountants in accordance with generally accepted accounting principles applied in determining the income, gains, expenses, deductions or losses, as the case may be, reported by the Company for federal income tax purposes.

The term "**cash receipts**" shall mean all cash receipts of the Company from whatever source derived, including without limitation capital contributions made by the Members; the proceeds of any sale, exchange, or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the realty or other assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of the realty or other assets of the Company following a termination of the Company.

The term "**capital transactions**" shall mean any of the following: the sale of all or any part of the assets of the Company or interests therein; the refinancing or recasting of mortgages or other liabilities of the Company; the condemnation of the realty to the extent the award is not used for restoration; the receipt of insurance proceeds; and any other similar or extraordinary receipts or proceeds which in accordance with generally accepted accounting principles are attributable to capital, including transactions in connection with the termination and dissolution of the Company.

The "**capital account**" for each Member shall mean the account established, determined and maintained for such Member in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv). The capital account for each Member shall be increased **by** (1) the amount of money contributed by such Member to the Company, (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code), and (3) allocations to such Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Trea. Reg. Section 1.704-1(b)(2)(iv)(g), but excluding income and gain described in subsection (b)(4)(i) of said Regulation, and shall be decreased by (4) the amount of money distributed to such Member by the Company, (5) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (6) allocations to such Member of expenditures of the Company described in Section 705(a)(2)(B) of the Code, and (7) allocations of Company loss and deduction (or items thereof) including loss and deduction described in Trea. Reg. Section 1.704-1(b)(2)(iv)(g), but excluding items described in (6) above and loss or deduction described in subsections (b)(4)(i) or (b)(4)(iii) of said Regulation. Net profits and net losses of the Company from other than capital transactions, as of the end of any fiscal year or other period, shall be credited or charged to the capital accounts of the Members prior to any charge or credit to said capital accounts for net profits and net losses of the Company from capital transactions as of the end of such fiscal year or other period. The capital account for each Member shall be otherwise adjusted in accordance with the additional rules of Trea. Reg. Section 1.704-1(b)(2)(iv).

During each fiscal year, the net profits and net losses of the Company (other than from capital transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member to the extent cash is distributed and thereafter in proportion to the Member's respective membership interests in the Company. The net profits of the Company from capital transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Members in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members to the extent cash is distributed and thereafter in proportion to the Members' membership interests in the Company. The net losses of the Company from capital transactions shall be allocated in the following order of priority: (a) to the extent that the balances in the capital accounts of any Members are in excess of their original contributions, to such Members in proportion to such excess balances in the capital accounts until all such excess balances have been reduced to zero; then (b) to the Members in proportion to their respective membership interests in the Company.

The cash receipts of the Company shall be applied in the following order of priority: (a) to the payment by the Company of amounts due on debts and liabilities of the Company other than to any Member, and operating expenses of the Company; (b) to the payment of interest and amortization due on any loan made to the Company by any Member; (c) to the establishment of cash reserves determined by the Manager to be necessary or appropriate, including without limitation reserves for the operation of the Company's business, taxes and contingencies; and (d) to the repayment of any loans made to the Company by any Member. Thereafter, the cash receipts of the Company shall be distributed among the Members in proportion to their respective membership interests in the Company. The cash receipts of the Company shall be distributed to the Members from time to time at such times as the Manager shall determine. It is contemplated that distributions will be made if the Manager deem such distributions to be prudent and feasible.

Except as otherwise provided in this Agreement or required by law, distributions of cash receipts from capital transactions shall be allocated in the following order of priority: (a) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his capital account; then (b) to the Members in proportion to their respective membership interests in the Company.

Phase I.   Notwithstanding any terms or conditions contained herein to the contrary, cash available for distribution to the Members shall be distributed eighty percent (80%) to the Class B Members in proportion to each Member's Class B Membership Units and twenty percent (20%) to the Class A Member until such time as holders of Class B Membership Units shall have received aggregate cash distributions equal to one hundred twenty-five percent (125%) of the amount of the capital contribution for their acquisition of such Class B Membership Units (the completion of "**Phase I**"). Upon the completion of Phase I, distribution of available cash shall revert to the terms otherwise provided herein.

Special Allocations -- Notwithstanding the preceding provisions of this Article 8, the following special allocations shall be made in the following order:

(1) Minimum Gain Chargeback -- Except as otherwise provided in Trea. Reg. Section 1.704-2(f), if there is a net decrease in partnership minimum gain (within the meaning of Trea. Reg. Sections 1.704-2(b)(2) and 1.704-2(d)) during any fiscal year, each Member shall be allocated items of the

Company's income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partnership minimum gain, determined in accordance with Trea. Reg. Section 1.704-2(g). Allocations made pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Trea. Reg. Sections 1.704-2(f)(6) and 1.704-2(j)(2). This provision is intended to comply with the minimum gain chargeback requirement in Trea. Reg. Section 1.704-2(f) and shall be interpreted consistently therewith.

(2) Partner Minimum Gain Chargeback -- Except as otherwise provided in Trea. Reg. Section 1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain attributable to a partner nonrecourse debt during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Trea. Reg. Section 1.704.2(i)(5), shall be allocated items of the Company's income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Trea. Reg. Section 1.704-2(i)(4). Allocations made pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Trea. Reg. Sections 1.704-2(i)(4) and 1.704-2(j)(2). As used herein, "**partner nonrecourse debt**" has the meaning set forth in Trea. Reg. Section 1.704-2(b)(4). As used herein, "**partner nonrecourse debt minimum gain**" shall mean an amount, with respect to each partner nonrecourse debt, equal to the partnership minimum gain (within the meaning of Trea. Reg. Sections 1.704-2(b)(2) and 1.704-2(d)) that would result if such partner nonrecourse debt were treated as a nonrecourse liability (within the meaning of Trea. Reg. Section 1.704-2(b)(3)) determined in accordance with Trea. Reg. Section 1.704-2(i)(3). This provision is intended to comply with the minimum gain chargeback requirement in Trea. Reg. Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(3) Qualified Income Offset -- In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Trea. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of the Company's income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any adjusted capital account deficit in such Member's capital account, as quickly as possible, provided that an allocation pursuant to this provision shall be made only if and to the extent that such Member would have an adjusted capital account deficit in such Member's capital account after all other allocations provided for in this Article 8 have been tentatively made as if this provision were not in this Agreement. As used herein, "**adjusted capital account deficit**" shall mean the deficit balance, if any, in a Member's capital account at the end of the relevant fiscal year after the following adjustments: (i) credit to such capital account the minimum gain chargeback which the Member is obligated to restore pursuant to the penultimate sentences of Trea. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such capital account the items described in Trea. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This provision is intended to constitute a qualified income offset within the meaning of Trea. Reg. Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(4) <u>Gross Income Allocation</u> -- In the event any Member has a deficit capital account at the end of any fiscal year which is in excess of the sum of the amounts such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Trea. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be allocated items of the Company's income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this provision shall be made only if and to the extent that such Member would have a deficit in such Member's capital account in excess of such sum after all other allocations provided for in this Article 8 have been tentatively made as if this provision and the provisions of clause (3) above were not in this Agreement.

(5) <u>Nonrecourse Deductions</u> -- Nonrecourse deductions (within the meaning of Trea. Reg. Section 1.704-2(b)(1)) for any fiscal year shall be allocated among the Members in proportion to the Membership Units.

(6)   <u>Partner Nonrecourse Deductions</u> -- Any partner nonrecourse deductions (within the meaning of Trea. Reg. Sections 1.704-2(b)(1) and 1.704-2(b)(2)) for any fiscal year shall be allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (within the meaning of Trea. Reg. Section 1.704-2(b)(4)) to which such partner nonrecourse deductions are attributable in accordance with Trea. Reg. Section 1.704-2(i)(1).

(7) <u>Other Mandatory Allocations</u> -- In the event Section 704(c) of the Internal Revenue Code or the Regulations thereunder require allocations in a manner different than that set forth above in this Article 8, the provisions of Section 704(c) and the Regulations thereunder shall control such allocations among the Members.

It is the intention of the Members that the allocations hereunder shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Trea. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions hereof. If Section 704 or the Regulations at any time require that Company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein, and the Manager shall be authorized by an instrument in writing to amend the terms of this Agreement to add such provisions, and any such amendment shall be retroactive to whatever extent required to create allocations with a substantial economic effect.

The Company is not required to make any distributions to persons for the payment of any taxes with respect to their economic rights in the Company. If the Company is required to make a payment to any governmental authority with respect to any federal, foreign, state or local tax obligation arising out of an Member's interests in the Company, such payment will be deemed to be, in the Manager's sole discretion, either (i) an immediate offset to any distribution made to such Member pursuant to this Agreement, or (ii) a loan (with interest at the applicable federal rate for loans of this type and duration) by the Company to such Member which will be payable on demand or by offset to any future distribution to such Member.

9. Class A Members – Supplemental Provisions

From time to time Class A Members may undertake or be charged with personal liability for any expense of the Company, either by contract (such as guarantees of leases or bank loans) or by operation of law (such as employment tax withholding liabilities). If and to the extent that a Class A Member shall make payment of an authorized expense of the Company, he, she, or it is entitled to contribution from the other Class A Members pro rata, notwithstanding any reimbursement by the Company otherwise provided for herein.

Class A Members are expected to take an active role to support the operations of the Company. If a Class A Member withdraws or retires from an active role in the Company, such Class A Member shall be deemed to have given notice to the other Class A Members offering to sell all of his interest in the Company. If the other Class A Members desire to purchase the interest of the retiring or withdrawing Class A Member, they shall give written notice of such election. Each of the purchasing Class A Members shall purchase that portion of the interest in the Company of the retiring or withdrawing Class A Member in proportion to their Class A Membership Units, unless they otherwise agree in writing.

The purchase price and payment terms for the interest in the Company purchased pursuant to this Article 9 shall be determined in accordance with the provisions of Article 18 below, with the date of determination of the purchase price being the date of the aforesaid notice.

10. Books, Records and Tax Returns

At all times during the continuance of the Company, the Manager shall keep or cause to be kept complete and accurate records and books of account in which shall be entered each transaction of the Company in accordance with generally accepted accounting principles.

The fiscal year of the Company for both accounting and income tax purposes shall be the calendar year. The Company shall report its operations, net income and net losses in accordance with the methods of accounting selected by the Manager.

The Manager may employ on behalf of the Company and at the expense of the Company such firm of certified public accountants as the Manager in their sole discretion deems appropriate to serve as the Company's accountants.

The Manager shall furnish to each Member, within sixty days after the end of each calendar quarter, an unaudited balance sheet as of the end of each quarter and a profit and loss statement of the Company for such quarter and such other information as may be necessary for the Members to prepare their income tax returns.

The Manager shall furnish to each Member, within seventy-five days after the end of each fiscal year, an annual report of the Company which shall include a balance sheet as of the end of such fiscal year; a profit and loss statement of the Company for such fiscal year; a statement of the balance in the capital account of such Member; and the amount of such Member's share of the Company's income, gain, losses, deductions and other relevant items for federal income tax purposes.

The Manager shall prepare or cause to be prepared all federal, state and local income tax and information returns for the Company and shall cause such tax and information returns to be filed timely with the appropriate governmental authorities (subject to extensions as legally available in the Manager's discretion). Within seventy-five days after materials are filed with the Internal Revenue Service, the Manager shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year. The Manager shall not be liable to any Member if any taxing authority disallows or adjusts any deductions or credits in the Company's income tax or information returns.

All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax representative pursuant (the "**Tax Representative**") shall be made by the Manager. The Tax Representative shall have the authority of both (i) a "tax matters partner" under Internal Revenue Code section 6231 before it was amended by the Bipartisan Budget Act of 2015 (the "**BBA**"), and (ii) the "partnership representative" under Code section 6223(a) after it was amended. The Tax Representative, if other than the Manager, shall consult with the Manager as to all material developments with respect to audits, disputes, controversies or proceedings under Sections 6221 through 6241 of the Internal Revenue Code and shall not have any right to settle or compromise any such audits, disputes, controversies or proceedings or take any other material action or inaction without prior approval of the Manager.

At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service and state taxing authorities (each, a "**Taxing Authority**"), including resulting administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Representative, which authorization may be withheld by the Tax Representative in his, her, or its sole and absolute discretion. The Tax Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Representative may be binding upon all of the Members.

All records, books of account, tax and information returns, and reports and statements of the Company for at least the current and past three (3) fiscal years, together with executed copies of this Agreement, shall at all times be maintained at the principal place of business of the Company or such other place reasonably determined by the Manager, and shall be open to the inspection and examination of the Members or their duly authorized representatives during regular business hours. Each Member, or a duly authorized representative of such Member, may make copies of the Company's books of account and records at the expense of such Member. Any Member, at the expense of such Member, may conduct an audit of the Company's books of account and records.

The Manager shall furnish to each Member, promptly upon request, a current list of the names and addresses of all of the Manager and other Members of the Company, and any other persons or entities having any financial interest in the Company.

The cost of preparing all of the aforesaid records, books, returns and other items shall be borne by the Company.

11. Bank Accounts

All funds of the Company shall be deposited in the Company's name in such bank account or accounts as shall be designated by the Manager. Withdrawals from any such bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Manager from time to time may designate.

12. Management of the Company

The Company will be managed by one or more managers (the "**Managers**"). The Members hereby designate Leah D. Cheston to serve as the initial Manager for the Company, until she withdraws from such position or is removed or replaced according to the terms set forth herein. Leah D. Cheston's initial compensation for services as Manager shall be an amount equal to equal to 5% of net sales less comps and discounts. The Managers will serve as managers for an indefinite term or may choose to withdraw as managers. In the event of the withdrawal of a Manager, such Manager will reasonably cooperate with the Company and take all commercially reasonable steps to assist in making an orderly transition of the management function.

A Member serving as a Manager shall be removed upon a Withdrawal Event (as defined in Article 16) or the transfer or assignment of such Member's Membership Units, unless the remaining Manager(s), if any, or Members, if no Managers remain, consents to his or her continued service as a Manager. Otherwise, Managers may be removed only for good cause shown and the affirmative vote or consent of the holders of two-thirds of the Class A units and the affirmative vote or consent of the holders of a majority of the Class B Membership Units. Additional or replacement Managers may be elected by affirmative vote or consent of the holders of two-thirds of the Class A units.

The business and affairs of the Company shall be conducted and managed by the Managers of the Company in accordance with this Agreement and the laws of District of Columbia.

In the event that there is more than one Manager, the Managers collectively shall constitute the "**Board of Managers**" for the Company. The Board of Managers shall hold such meetings, elect such officers and adopt such rules and procedures for the management of the Company, not inconsistent with the provisions of this Agreement, as Managers from time to time may determine.

At any time there is more than one Manager, any difference arising as to any matter within the authority of Managers shall be decided by a majority in number of the Managers.

The Managers shall have exclusive control over the business of the Company, including the power to assign duties, to sign deeds, notes, deeds of trust, security agreements, contracts, instruments and agreements and to assume direction of the business operations. The Managers shall have all rights, power and authority generally conferred by law or necessary, advisable or consistent with accomplishing the Company's purpose. Each Member shall cooperate fully, reasonably and in good faith with the Managers in the implementation of the purposes of the Company.

Each of the Managers is hereby given sole power and authority to execute instruments on behalf of the Company and to otherwise bind the Company. Unless authorized by the Managers, or any of them, no other person shall have the power or authority to execute instruments on behalf of the Company and to otherwise bind the Company. No person, firm or corporation dealing with the Company shall be required to investigate the authority of the Managers or to secure the approval of or confirmation by the Members of any act of the Managers in connection with the business or affairs of the Company.

No Member, other than the Managers or their designees, shall have the authority, or shall take any action as a Member, to bind the Company. Except as provided elsewhere in this Agreement, or by nonwaivable provisions of applicable law, the Managers shall possess and enjoy all rights and powers necessary or appropriate for the conduct and management of the business and affairs of the Company and hereby are authorized to make all decisions relating to the business and affairs of the Company. The Managers may make decisions relating to: the purchase, sale, exchange, lease, transfer, encumbrance or other acquisition or disposition of any property, for cash, other property, or on terms; the borrowing of money and the obtaining of loans, secured and unsecured, for the Company and in connection therewith the issuance of notes, debentures and other debt securities and the securing of the same by assigning for security purposes, pledging or hypothecating all or part of assets of the Company; the expenditure of the capital and receipts of the Company in furtherance of the business of the Company; the purchase of equipment, supplies and services as the Managers deem appropriate; the lending or advancing of money to third parties in connection with the business of the Company; the investment of funds of the Company in interest-bearing bank deposits, governmental obligations, institutional and insured short-term debt securities and short-term commercial paper, pending disbursement of the Company's funds or to provide a source from which to meet contingencies; the purchase of hazard, liability and other insurance which the Managers may deem necessary or proper; the employment of attorneys, accountants, brokers, consultants and other persons, firms and corporations to render services to the Company as the Managers may deem necessary or proper; the enforcement, compromise and settlement of any rights or claims in favor of or against the Company or any nominee of the Company; and the taking of all other actions and the execution and delivery of any and all other instruments and agreements as the Managers may deem appropriate to carry out the intents and purposes of this Agreement.

The Managers may employ on behalf of the Company, on such terms and for such compensation as the Managers may determine, any persons, firms or corporations, including accountants and attorneys, as the Managers, in their sole judgment shall deem desirable for the business and affairs of the Company. Any such person, firm or corporation may also be employed by the Managers in connection with any other business of the Managers. The fact that any Member, or a member of his or her family or any affiliate of a Member, is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company or from whom the Company may buy merchandise or services, shall not prohibit the Managers from employing or dealing with such person, firm or corporation on behalf of the Company upon reasonable terms and conditions.

The Managers shall be reimbursed by the Company for all direct out-of-pocket expenses incurred by the Managers on behalf of the Company in connection with the performance of their duties hereunder, including, without limitation, amounts paid or payable by the Managers for office, accounting, bookkeeping and other services, materials, facilities and professional and legal services rendered or furnished to the Company.

The Managers may cause the Company to enter into other agreements whereby the Managers, affiliates of the Managers or other individuals or entities controlled by any of the foregoing, provide or sell or purchase services to or from the Company, are compensated for such services, and are reimbursed for expenses incurred on behalf of the Company in providing such services, so long as each such agreement is on terms and conditions that are fair and reasonable to the Company as determined by the Managers in their sole and absolute discretion and are at least as favorable to the Company as those generally available from unaffiliated persons capable of similarly performing them in similar transactions between parties operating at arm's length, as determined by the Manager in its sole and absolute discretion.

A Manager's duty of care in the discharge of the Manager's duties to the Company and the Members is limited to refraining from engaging in grossly negligent conduct, intentional misconduct, or a knowing violation of law. In discharging the duties of a Manager, each Manager shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements by other Managers, Members, agents or other persons as to matters the Manager reasonably believes are within such person's professional or expert competence, including, without limitation, information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. Notwithstanding anything contained herein to the contrary, the Members acknowledge and agree that neither the Manager, the Members nor any other officer, employee or agent of the Company (i) owes any fiduciary duties to the Company or the other Members or (ii) shall be liable to the Company or any other Members for breach of any fiduciary duties, except as otherwise provided in the Act.

The Managers shall not be obligated to devote all of their time or business efforts to the affairs of the Company. The Managers shall devote whatever time, effort, and skill as it deems appropriate for the operation of the Company. The Managers are not required to manage the Company as their primary function, and it is understood and agreed that the Managers may have and may continue to have other substantial business interests and, except as specifically provided in this Agreement, are hereby authorized to engage without limitation in any and all other business activities in addition to those relating to the Company. The Managers shall not incur liability to the Company or any Member as a result of engaging in any other business interests or activities of any nature or quantity.

To the extent of the Company's assets, and to the extent permitted by law, the Company shall indemnify and hold each Manager harmless from and against all liability, claim, loss, damage or expense, including reasonable attorneys' fees, incurred by the Manager by reason of any act or omission of the Manager made in good faith on behalf of the Company.

Except as expressly provided elsewhere in this Agreement, any decisions which are to be made by the Members, rather than the Managers, shall be made by the affirmative vote or consent of Members holding a majority of the membership interests in the Company.

The Manager may assign their rights under this Agreement in their entirety or delegate certain of their duties under this Agreement without the approval of the Members, so long as the Managers remains liable for any such assignee's or delegee's performance and if such assignment or delegation does not require the Company's approval under the Investment Company Act. The Managers may elect to withdraw as the Company's managers if the Company becomes required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. The Managers shall determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

The Managers may, from time to time as they deem advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company and assign titles to any such person. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Article 12 may be revoked at any time by the Managers. An officer may be removed with or without cause by the Managers. Nothing contained herein shall preclude the Managers or any officer from serving the Company, any related person or any Member in any other capacity and receiving proper compensation therefor.

13. Assignment of Interests

Except as otherwise provided in this Agreement, no Member or other person holding any interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of his interest in the Company, including without limitation the capital, profits or distributions of the Company without the prior written consent of the Managers. The Managers shall not unreasonably withholder their consent following the second anniversary of the commencement of restaurant operations by the Company. Notwithstanding the foregoing, Members may transfer their Membership Units to a revocable trust for estate planning purposes.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "**permitted assignees**"): any person, corporation, partnership or other entity as to which the Company has given consent to the assignment of such interest in the allocations and distributions of the Company by the affirmative vote or consent of the Managers. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Managers, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combined with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Managers that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable federal and state securities laws. No interest in the Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

Anything herein contained to the contrary, the Managers and the Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Managers the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Managers to establish to the satisfaction of the Managers that an interest has been assigned or transferred in accordance with this Agreement.

14. Right of First Refusal

Subject to the approval of such transfer by the Managers, if a Member desires to sell, transfer or otherwise dispose of all or any part of his interest in the Company, such Member (the "**Selling Member**") shall first offer to sell and convey such interest to the other Members before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty (30) nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition. In the case of a Class A Member desiring to sell, transfer or otherwise dispose of all or any part of his, her, or its Class A Membership Units, the remaining Class A Members, if any, shall have the sole opportunity to purchase such Class A Membership Units.

Within fifteen (15) days after the delivery of said offer, the other Members eligible to participate in such offer shall deliver to the Selling Member a written notice either accepting or rejecting the offer. Failure to deliver said notice within said fifteen (15) days conclusively shall be deemed a rejection of the offer. Any or all of the other eligible Members may elect to accept the offer, and if more than one of the other Members elects to accept the offer, the interest being sold and the purchase price therefor shall be allocated among the Members so accepting the offer in proportion to their Membership Units relative to all Members accepting the offer, unless they otherwise agree in writing.

If any or all of the other Members elect to accept the offer, then the closing of transfer shall be held in accordance with the offer and the Selling Member shall deliver to the other Members who have accepted the offer an assignment of the interest being sold by the Selling Member, and said other Members shall pay the purchase price prescribed in the offer.

If no other Member accepts the offer, or if the Members who have accepted such offer default in their obligations to purchase the interest, then the Selling Member within 120 days after the delivery of the offer may sell such interest to any other person or entity at a purchase price which is not less than the purchase price prescribed in the offer and upon terms and conditions which are substantially the same as the terms and conditions set forth in the offer, provided all other applicable requirements of this Agreement are complied with. An assignment of such interest to a person or entity who is not a Member of the Company shall only entitle such person or entity to the allocations and distributions to which the assigned interest is entitled, unless such person or entity applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

If the Selling Member does not close the sale of such interest within said 120 days after the delivery of the offer to the other Members, then the Selling Member may not thereafter sell such interest without again offering such interest to the other Members in accordance with this Article 14.

15. Admission of New Members

The Manager may admit new Members (or transferees of any interests of existing Members) into the Company.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Manager, as the Manager may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Manager may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company with respect to any period prior to the date on which the new Member was admitted. The Manager may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Company if such admission would be in violation of applicable federal or state securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

16. Withdrawal Events Regarding Members and Election to Continue the Company

In the event of the death, retirement, or withdrawal of a Class A Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Class A Member, or the occurrence of any other event which terminates the continued membership of a Class A Member in the Company pursuant to the laws of District of Columbia (each of the foregoing being hereinafter referred to as a "**Withdrawal Event**"), the Company shall terminate sixty days after notice to the Members of such Withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Class A Member, the Company shall not terminate, irrespective of applicable law, if within aforesaid sixty (60) day period the remaining Members, by the affirmative vote or consent of the holders of two-thirds of the Class A Membership Units (other than the Class A Member who caused the Withdrawal Event), if any, and the affirmative vote or consent of the holders of a majority of the Class B Membership Units, shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to any Class A Member, any successor in interest to such Class A Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interest of such Class A Member in the Company, other than the allocations and distributions to which such Class A Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "**event of bankruptcy or insolvency**" with respect to a Member shall occur if such Member: applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of his assets; or makes a general assignment for the benefit of creditors; or is adjudicated a bankrupt or an insolvent; or files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against him in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or takes any action for the purpose of effecting any of the foregoing; or an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstayed and in effect for sixty (60) days.

17. Option to Purchase a Deceased Member's Interest

Within sixty (60) days after the appointment and qualification of the legal representative or representatives of a deceased Member, or within 120 days after the date of death of a deceased Member, if no such legal representative is appointed, such legal representative or representatives or the heirs, distributees or beneficiaries of the deceased Member, as the case may be, shall be deemed to have given notice to the other Members offering to sell all of the interest in the Company of the deceased Member as hereinafter provided in this Article 17. If the other Members desire to purchase the interest of the deceased Member, they shall give written notice of such election to the parties representing the deceased Member within 60 days after receipt of written notice of the death of the deceased Member from said parties or, if no legal representative is appointed, within 180 days after the other Members learn of the death of a deceased Member. In the case of a Class A Member's death, the remaining Class A Members, if any, shall have the sole opportunity to purchase such Class A Membership Units.

If the other Members so elect to purchase the interest of the deceased Member, they shall purchase, within 90 days after the aforesaid notice of election, the interest in the Company of the deceased Member upon the terms and conditions provided in this Article 17. Each of the other Members electing to purchase shall purchase that portion of the interest in the Company of the deceased Member in proportion to their Membership Units relative to those of all Members electing to so purchase, unless they otherwise agree in writing.

The purchase price and payment terms for the interest in the Company purchased pursuant to this Article 17 shall be determined in accordance with the provisions of Article 18 below.

If the Company terminates because of the death of the deceased Member, and the remaining Members fail to elect to continue the business of the Company pursuant to Article 16 above, the provisions of this Article 17 shall be null and void.

18. Purchase Price & Payment Terms

For purposes of a purchase of an interest in the Company pursuant to any provision of this Agreement referring to this Article 18, the purchase price for the interest in the Company shall be the fair value of such interest as determined pursuant to this Article.

The fair value of each Membership Unit in the Company for the purpose of establishing the purchase price hereunder shall be as agreed upon by the seller and purchaser of the interests being sold. If they are unable to agree upon the fair value, then the fair value of each Membership Unit in the Company shall be determined by appraisal as follows: the seller of the interest in the Company shall appoint one appraiser, and the purchaser or purchasers of the interest in the Company shall appoint one appraiser; If the two appraisers appointed by the seller and the purchaser (or purchasers) shall fail to agree upon the fair value of the Membership Units, the two appraisers shall appoint a third appraiser; and the determination of the majority of the appraisers shall be binding upon all parties. If either the seller or the purchaser (or purchasers) shall fail to promptly appoint an appraiser (or where the seller is a deceased Member without a timely appointed legal representative), the appraiser appointed by the other shall determine the fair value of each interest in the Company. Each party shall bear the costs of its appraiser and all costs of any third appraiser shall be borne equally by the seller and the purchaser (or purchasers) of the interests being sold.

The following terms and conditions shall apply to the purchase and sale of the interest in the Company for purposes of a purchase referring to this Article 18:

(a) Not less than 20 percent of the purchase price shall be paid in cash or by certified check within ninety (90) days after sale terms are settled.

(b) Any balance of the purchase price shall be paid in cash or by certified check, or, at the option of the purchasers, in thirty six (36) consecutive equal monthly installments, with the first installment to be paid on the date which is thirty (30) days after the payment made pursuant to clause (a) immediately above and with each subsequent payment to be paid on the like day of each succeeding month. This obligation shall be evidenced by a negotiable promissory note providing for: (i) interest at the applicable federal rate per annum for loans of this type and duration on the unpaid principal balance; (ii) the right of prepayment without penalty; and (iii) acceleration of the entire unpaid principal balance in the event of a default in the payment of principal or interest for more than ten days after receipt of written notice and demand. Said promissory note shall be executed and delivered by the purchasers simultaneously with the payment provided for in clause (a) above.

(c) Upon receipt of the cash payment and the promissory note, if any, required in clauses (a) and (b) above, the seller shall deliver an assignment to the purchasers, with any other instruments required by the Company, so that full and complete title to the interest in the Company can be transferred on the books of the Company. For the purposes of this clause (c), each Member irrevocably appoints the Managers as such Member's attorneys in fact, which appointment is coupled with an interest and will survive the death or disability of such Member, for the preparation and execution of the assignment if such Member is unable to or otherwise does not promptly prepare and execute the same.

(d)   If the interest in the Company has been purchased by delivery of a promissory note, then, when the interest is transferred as provided in clause (c), the Company shall note in its books that said interest is held as collateral security for payment of the promissory note and is not to be further transferred until the promissory note is paid in full.

19. Dissolution and Liquidation

The Company shall terminate upon the occurrence of any of the following: the election by the Class A Members to dissolve the Company made by the affirmative vote or consent of Class A Members holding two-thirds of the Class A Membership Units; the occurrence of a Withdrawal Event with respect to a Class A Member and the failure of the Members to elect to continue the business of the Company as provided for in Article 16 above; or any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by the Manager or, if there be none, then by an individual designated for such purposes by the affirmative vote or consent of Members holding a majority of the membership interests in the Company (the Manager or other individual so designated being the "**Liquidating Agent**"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (a) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (b) to the payment of debts and liabilities to Members; (c) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to an attorney-at-law admitted to practice in the District of Columbia (or other duly qualified escrow agent) as escrowed, to be held for a period of two years for the purpose of payment of the aforesaid liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as hereinafter provided; (d) to the Class B Members in proportion to each Member's Class B Membership Units until such time as holders of Class B Membership Units shall have received aggregate cash distributions since acquiring their interests equal to one hundred twenty-five percent (125%) of the amount of the capital contribution for their acquisition of such Class B Membership Units; (e) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his, her, or its capital account, in accordance with the rules and requirements of Trea. Reg. Section 1.704-1(b)(2)(ii)(b); and (f) to the Members in proportion to respective membership interests in the Company.

The liquidation shall be complete within the period required by Trea. Reg. Section 1.704-1(b)(2)(ii)(b).

If the Liquidating Agent shall determine that it is not practicable to liquidate all of the assets of the Company, the Liquidating Agent may retain assets having a fair market value equal to the amount by which the net proceeds of liquidated assets are insufficient to satisfy the debts and liabilities referred to above. If, in the absolute judgment of the Liquidating Agent, it is not feasible to distribute to each Member his proportionate share of each asset, the Liquidating Agent may allocate and distribute specific assets to one or more Members in such manner as the Liquidating Agent shall determine to be fair and equitable, taking into consideration the basis for tax purposes of each asset.

Upon compliance with the distribution plan, the Members shall cease to be such, and the Liquidating Agent shall execute, acknowledge and cause to be filed such certificates and other instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company.

20. Representations of Members

Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is over the age of 21; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its state of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any state or other governmental authorities, as the same may be amended. Should it be determined by legal counsel to the Company that the Member's ownership of an interest in the Company conflicts with or violates any applicable law or legal requirement, the purchase shall be rescinded and the Member's investment returned on such terms and conditions as are determined by the Manager.

21. Notices

All notices, demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by Federal Express courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, to the Company c/o the Manager at their address first above written or to such other address or addresses as may be designated by the Company or the Manager by notice to the Members pursuant to this Article 21, with a copy to Foster Garvey PC, 1000 Potomac St NW #200, Washington, DC 20007, Attn: Kevin Frisch; (b) if to the Class A Members, to the Class A Members at their address first above written or to such other address or addresses as may be designated by the Class A Members by notice to the Company and the Members pursuant to this Article 21; and (c) if to any Member, to the address of said Member set forth on Schedule A, or to such other address as may be designated by said Member by notice to the Company and the other Members pursuant to this Article 21. Each Member shall keep the Company and the other Members informed of such Member's current address.

22. Power of Attorney

Each Member agrees to execute, acknowledge, swear to, deliver, file, record and publish such further certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may, in the opinion of the Manager, be necessary or desirable to carry out the intents and purposes of this Agreement.

Each Member, whether a signatory hereto or a subsequently admitted Member, hereby irrevocably constitutes and appoints the Managers (including any successor Manager and, with respect to liquidation, the Liquidating Agent) the true and lawful attorney-in-fact of such Member, and empower and authorize such attorney-in-fact, in the name, place and stead of each Member, to execute, acknowledge, swear to and file the Articles of Organization and any amendments thereto, and any other certificates, instruments and documents which may be required to be executed or filed under laws of any state or of the United States, or which the Managers (or Liquidating Agent, as applicable) shall deem advisable to execute or file, including without limitation all instruments which may be required to effectuate the formation, continuation, termination, distribution or liquidation of the Company.

It is expressly acknowledged by each Member that the foregoing power of attorney is coupled with an interest and shall survive any assignment by such Member of such Member interest in the Company; provided, however, that if such Member shall assign all of his interest in the Company and the assignee shall become a substituted Member in accordance with this Agreement, then such power of attorney shall survive such assignment only for the purpose of enabling the Manager to execute, acknowledge, swear to and file all instruments necessary or appropriate to effectuate such substitution.

A power of attorney similar to the foregoing shall be one of the instruments which the Manager may require a new Member to execute and acknowledge; however, the power of attorney in this Agreement shall be binding upon any new Member even in the absence of such separate power of attorney.

Upon the election of any new Manager, each Member at the request of the Manager shall execute and acknowledge a new power of attorney as provided above expressly in favor of such new Manager; however, the power of attorney provided above shall inure to the benefit of each new Manager even in the absence of such new confirmatory power of attorney.

23. Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of JAMS (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and attorneys' fees and costs, except that in the discretion of the arbitrator any award may include the attorneys' fees and costs of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic or in bad faith. THE PARTIES HEREBY ACKNOWLEDGE, UNDERSTAND, AND AGREE THAT, BY AGREEING TO SUBMIT SUCH DISPUTES, CONTROVERSIES, AND/OR CLAIMS TO ARBITRATION, EACH PARTY WAIVES THE RIGHT TO HAVE THE DISPUTE(S), CONTROVERSY(IES) OR CLAIM(S) HEARD IN A COURT OF LAW BY A JUDGE OR JURY.

24. Amendments

This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the by the affirmative vote or consent of the holders of two-thirds of the Class A Membership Units; provided, however, the affirmative vote or consent of the holders of a majority of the Class B Membership Units shall also be required to make any amendment to Articles 6, 8, 13, 17, 18 and 19 hereof, insofar as said Articles negatively impact the financial interests of the existing Class B Members. Further, no amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

Notwithstanding anything above to the contrary, this Agreement may be amended by the Manager, in its sole discretion, without the consent of the Members, at any time and without limitation: (i) to comply with applicable federal, state and local laws or regulations (including applicable tax laws and regulations); (ii) to make changes that do not adversely affect the rights or obligations of any Member; (iii) to cure any ambiguity or correct or supplement any conflicting provisions of this Agreement or (iv) with respect to any other amendment if any Member that objects to such amendment has an opportunity to withdraw from the Company as of a date determined by the Manager; provided that such date is: (A) not less than forty-five (45) days after the Manager has delivered written notice of such amendment to each Member; and (B) is prior to the effective date of the amendment.

The Manager has absolute discretion to agree with a Member to waive or modify the application of any provision of this Agreement with respect to such Member (other than a Member who is materially and adversely affected by such waiver or modification).

25. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the District of Columbia. Every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities. The Class A Members and the Class B Members collectively are referred to herein as the Members. Any one of the Members is referred to herein as a Member. References to the Internal Revenue Code shall mean the Internal Revenue Code of 1986, as amended, and any successor or superseding federal revenue statute.

This Agreement, and any amendments may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed and delivered via facsimile, electronically (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Members that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the District of Columbia Company Act, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the District of Columbia Company Act, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the District of Columbia Company Act. If the District of Columbia Company Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Member or the Company will not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Members or the Company may have by law, statute, ordinance or otherwise.

Subject to the limitations on transferability contained herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, permitted successors and permitted assigns.

Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the parties hereto any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision hereof.

Failure to enforce any provision of this Agreement will not constitute a waiver of any term hereof. The waiver of any provision of this Agreement may only be effected by a writing signed by the party against whom the waiver is sought to be enforced. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provisions hereof (whether or not similar), nor will any such waiver constitute a continuing waiver unless otherwise expressly so provided.

None of the parties hereto or the Manager will be liable to the other for any loss, damage, delay or failure to deliver or perform to the extent such failure is attributable to unforeseeable causes beyond its reasonable control including acts of God, boycotts, embargoes, extraordinary act by a Governmental

Authority, terrorism, epidemic, pandemic, public health emergency, or widespread unavailability of supplies, materials, services or transportation.

EACH MEMBER HEREBY IRREVOCABLY AND PERPETUALLY WAIVES ANY CONFLICT OF INTEREST AND THE RIGHT TO CLAIM OR ASSERT A CONFLICT OF INTEREST. Without such a waiver, each Member would not have become a party to this Agreement. Each Member hereby indemnifies and defends the Company, each other Member, the Manager and all of their respective affiliates free and harmless from and against any and all claims, liabilities, causes of action, damages, liens, losses, and expenses (including, without limitation, attorney fees) brought by or on behalf of such Member or such Member's or permitted transferee's affiliates asserting any conflict of interest involving a transaction or agreement with the Company, including without limitation any conflicts.

ALL PARTIES TO THIS AGREEMENT ACKNOWLEDGE THAT THIS AGREEMENT HAS BEEN DRAFTED BY COUNSEL FOR THE COMPANY AND MANAGER. THE MEMBERS, BY THEIR SIGNATURE HEREUNDER, WAIVE ANY CONFLICT OF INTEREST AS IT RELATES TO COUNSEL FOR THE COMPANY AND MANAGER AND ACKNOWLEDGE THE FULL AND COMPLETE DISCLOSURE OF SUCH CONFLICT AND SIMULTANEOUS REPRESENTATION. ALL MEMBERS ACKNOWLEDGE THAT, IN BECOMING A MEMBER OF THIS COMPANY, THEY HAVE BEEN ADVISED OF THE RIGHT AND NEED TO OBTAIN THE ADVICE OF INDEPENDENT COUNSEL IN SIGNING THIS AGREEMENT OR HAVE FREELY CHOSEN NOT TO SEEK SUCH ADVICE AFTER AN OPPORTUNITY TO DO SO.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned hereby agrees to the terms of, and to become a party to, the Operating Agreement of RP Eckington LLC, as of the date first written above.

COMPANY:

Leah D. Cheston
_____

Leah D. Cheston, Manager

CLASS A MEMBER:

Leah D. Cheston
_____

Leah D. Cheston

SIGNATURE PAGE TO
OPERATING AGREEMENT OF
RP ECKINGTON, LLC

IN WITNESS WHEREOF, the undersigned hereby agrees to the terms of, and to become a party to, the Operating Agreement of RP Eckington LLC, as of the date first written above.

CLASS B MEMBER (if an entity):

Name of Member: _____

By: _____

Name: _____

Title: _____

E-mail: _____

Address: _____

_____

_____

CLASS B MEMBER (if an individual):

Name of Member: _____

Signature: _____

E-mail: _____

Address: _____

_____

_____

SIGNATURE PAGE TO
OPERATING AGREEMENT OF
RP ECKINGTON, LLC

<u>**COUNTERPART SIGNATURE PAGE**</u>

IN WITNESS WHEREOF, the undersigned hereby agrees to the terms of, and to become a party to, the Operating Agreement of RP Eckington LLC, dated June _____, 2023.

Dated: _____

CLASS B MEMBER (if an entity):

Name of Member: _____

By: _____

Name: _____
Title: _____

E-mail: _____

Address: _____
_____
_____

CLASS B MEMBER (if an individual):

Name of Member: _____

Signature: _____

E-mail: _____

Address: _____
_____
_____

COUNTERPART SIGNATURE PAGE TO
OPERATING AGREEMENT OF
RP ECKINGTON, LLC